Exhibit 99.1

Dear IGM,

I am very pleased to be able to pass along some exciting news. Our stockholders and our board of directors have both approved a voluntary Option Exchange Program, which will provide eligible employees a one-time opportunity to exchange certain eligible stock options on a grant-by-grant basis for a lesser amount of restricted stock units (RSUs). Over 96% of the shares present and entitled to vote on the matter voted at our annual meeting of stockholders last week to approve the Option Exchange Program, which is a remarkable show of support.

We are holding an All-hands on Thursday, June 20th at noon (Pacific time) to launch the Option Exchange Program. At the time of launch you will receive more information about the option exchange including:

•	which stock options will qualify,

•	what exchange ratios will be used,

•	how the exchange of stock options for RSU’s will work, and

•	what you need to do to tender your shares for exchange.

At this time, there is no action for you to take. Going forward you can expect to receive communications about the Option Exchange Program from igm@infiniteequity.com. You can also share any questions you have about the Program with Steven Weber or Paul Graffagnino.

We believe that the approval of this Option Exchange Program by our board and our shareholders is a strong indication of their support for the IgM team and our technology, and we view this as an important part of our continued efforts to recognize and reward your hard work and efforts.

Fred

Important Legal Information

This communication does not constitute an offer to holders of IGM’s outstanding stock options to exchange those options.

The Option Exchange Program described in this communication has not yet commenced and will only be made pursuant to the terms and conditions set forth in the Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission (the “SEC”) and sent to eligible participants. At the time the Option Exchange Program begins, we will provide eligible participants with written materials explaining the terms of the Option Exchange Program. Eligible participants should read these written materials carefully when they become available, because they will contain important information about the Option Exchange Program.

IGM stockholders and option holders will be able to obtain the written materials described above and the other documents filed by IGM with the SEC free of charge from the SEC’s website at www.sec.gov or by directing a written request to: Paul Graffagnino, at 325 E. Middlefield Road, Mountain View, CA 94043.